March 15, 2005

Via U.S. Mail

Carolyn Tiffany
The Newkirk Master Limited Partnership
7 Bullfinch Place, Suite 500
Boston, MA  02114

RE:	The Newkirk Master Limited Partnership
      Amended Schedule TO-I filed March 8, 2005
      File No. 005-79560

Ladies and Gentlemen:

      We have the following comments on the above-referenced filing.

Cover Page of Schedule TO-I

1. We note your response to prior comment 1 and do not agree with your analysis and conclusion. Please provide your analysis regarding the applicability of Instruction K (1) to Schedule TO to the members of the Newkirk Group who own approximately 80% of the limited partnership interests and who control the general partner of the partnership.

Offer to Purchase

Incorporation by Reference - Page 10

2. We note your response to prior comment 8. Advise us whether or not financial statements of the issuer, and any additional offerors, are material. It remains the staff`s position, as reflected in the telephone interpretation to which we have previously referred, that an offeror must disclose and disseminate the summarized financial information required by Item 1010(c) of Regulation M-A to the extent the offeror has determined financial statements to be material in the context of the offer but has elected to incorporate such financial statements by reference.

Background of the Transaction - Page 14

3. We note your response to comment 9, and previously understood that the existing disclosure had addressed the net asset valuation of the units. Our comment, however, sought to address the determination of the $42.50 price per unit you are willing to pay. Please revise to disclose the valuation methodologies used in deciding the amount of consideration offered.

Closing Information

      Please amend your filing promptly to comply with our comments. If you do not agree with a comment, please tell us why in your response. If the information you provide in response to our comments materially changes the information that you have already provided to unit holders, disseminate the revised materials in a manner reasonably calculated to inform them of the new information. Depending upon your response to these comments, a supplement may need to be sent to unit holders.

      Please direct any questions to me at (202) 942-2962 or, in my absence, to Nicholas Panos, Special Counsel, at (202) 942-2920. You may also contact me via facsimile at (202) 942-9585. Please send all correspondence to us at the following ZIP code: 20549-0306.


								Sincerely,



								Daniel F. Duchovny
								Attorney-Advisor
								Office of Mergers &
								Acquisitions

cc: Mark Fisher, Esq. (via fax: (212) 935-8405)